AWA GROUP LP

116 South Franklin Street

Rocky Mount, NC 27804

January 21, 2016

VIA EDGAR

Ms. Suzanne Hayes Assistant Director United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	AWA Group LP (the Partnership”) Amendment No. 6 to Offering Statement on Form 1-A (File No. 024-10460).

Dear Ms. Hayes:

Today the Partnership filed the above-referenced document (the “Amendment”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, enclosed you will find four copies of the Amendment, marked to indicate changes from the prior amendment.

The Partnership requests that the Commission, pursuant to Rule 252(d) of the Securities Act of 1933, as amended, qualifies the Offering Statement, as amended, effective as of 4:00 p.m., Eastern Daylight Time, on January 25, 2016, or as soon thereafter as possible. The Partnership hereby rescinds the prior request for qualification sent to the Commission on January 19, 2016 by legal counsel to the Partnership.

The Partnership acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Partnership may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact Brad Pederson, legal counsel to the Company, by telephone at 612-672-8341, or by email at Brad.Pederson@maslon.com. The Partnership authorizes Mr. Pederson to orally modify or withdraw this request for qualification.

Sincerely,

AWA GROUP LP

By:	AWA Management, LLC
Its:	General Partner

/s/ L. Edward Baker
L. Edward Baker
Chief Executive Officer

cc:	Brad Pederson
Bill Mower